Exhibit 99.4

FOR IMMEDIATE RELEASE

KNIGHT TRANSPORTATION RESPONDS TO USA TRUCK’S REJECTION
OF $9.00 PER SHARE ALL-CASH, PREMIUM PROPOSAL

Announces Increased Ownership Position of Approximately 11.3% in USA Truck

PHOENIX – September 30, 2013 – Knight Transportation, Inc. (NYSE: KNX) (“Knight”), one of North America’s largest and most diversified truckload transportation companies, today issued the following statement regarding USA Truck, Inc.’s (NASDAQ: USAK) rejection of Knight’s $9.00 per share, all-cash, premium proposal:

We are disappointed that USA Truck has once again rejected Knight’s all-cash, premium proposal.  Since making our proposal public, we have had discussions with several of USA Truck’s largest shareholders that have indicated their support for our proposal and have encouraged us to continue to take the necessary steps to acquire USA Truck.  We continue to believe that a combination of Knight and USA Truck is better positioned to deliver value for and is in the best interest of all of Knight and USA Truck’s stakeholders, and we are prepared to take the necessary steps to make this combination a reality.

Knight also announced today that it has filed with the U.S. Securities and Exchange Commission an amendment to its Schedule 13D, originally filed on September 26, 2013, disclosing an increased ownership position of 1,192,364 shares of USA Truck common stock, representing approximately 11.3% of USA Truck’s shares outstanding.

As previously announced on September 26, 2013, Knight proposed to acquire all of the outstanding shares of USA Truck for $9.00 per share in cash, valuing the equity of USA Truck at approximately $95 million.  The total value of the proposed transaction is approximately $242 million, including USA Truck’s approximately $147 million of outstanding net indebtedness.  The proposal represents a significant premium of approximately 39% to USA Truck’s closing price on September 25, 2013, the last trading day prior to public announcement of Knight’s proposal; a premium of approximately 50% to USA Truck’s average closing price for the ten trading day period prior to Knight’s announcement; and a premium of approximately 58% to USA Truck’s closing price on August 27, 2013, the last trading day prior to Knight’s August 28, 2013, proposal letter to USA Truck’s Board of Directors.

Evercore is acting as financial advisor to Knight and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as Knight’s legal advisor.

About Knight Transportation
Knight Transportation, Inc. is a provider of multiple truckload transportation services using a nationwide network of service centers in the U.S. to serve customers throughout North America. In addition to operating one of the country’s largest tractor fleets, Knight also partners with third-party equipment providers to provide a broad range of truckload services to its customers while creating quality driving jobs for our driving associates and successful business opportunities for owner-operators.

Forward-Looking Statements
Some statements set forth in this press release, including those regarding Knight’s proposal to acquire USA Truck and the expected impact of an acquisition of USA Truck on Knight and its financial results and operations, contain forward-looking statements that are subject to change. Statements including words such as “believe”, “expect”, or similar words as well as statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that an acquisition of USA Truck by Knight may not be completed; the risk that, if the acquisition is completed, Knight may face difficulty or be unable to enhance the performance of USA Truck’s operations or successfully integrate USA Truck’s operations; and other factors identified from time-to-time in Knight’s filings with the Securities and Exchange Commission.  All forward-looking statements in this press release are qualified by these cautionary statements and are made only as of the date of this news release.

Contacts:
Dave Jackson, President / Adam Miller, CFO	Andrew Siegel / Eric Brielmann / James Golden
Knight Transportation, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(602) 606-6349	(212) 355-4449